

March 20, 2023

Lisa Tang
Co-Chief Executive Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210
The People's Republic of China

> **Re: Boqii Holding Ltd**
> **Form 20-F for the Fiscal Year Ended March 31, 2022**
> **Filed July 27, 2022**
> **File No. 1-39547**

Dear Lisa Tang:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services